EXHIBIT 99.1

2024 Annual General Meeting

Further to the press release of June 10, 2024 giving notice that the Golar LNG Limited 2024 Annual General Meeting will be held on August 13, 2024, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at https://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
July 1, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

  Notice of 2024 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/502e62ea-d8b1-4bd4-9cdc-0c6b9922ca9c)
  2023 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/3280cd02-28e5-4360-a0f9-84d6b3d60b1d)